Exhibit (a)(5)(G)

To:	Eligible Participants in Progress Software’s Offer to Amend Certain Options

From:	Progress Software Corporation

Subject:	Extension of the Expiration Date of the Offer to Amend

Date:	January 31, 2007

As you know, Progress Software Corporation is conducting an offer to amend certain outstanding options, as described in more detail in our Offer to Amend dated December 22, 2006 (the “Offer to Amend”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Amend, as each may be amended or supplemented from time to time, constitute the “Offer”).
On January 24, 2007 (the original expiration date of the Offer), we informed you that we were extending the Offer until 12:00 midnight, Eastern Time, on January 31, 2007. We have determined to further extend the Offer until 12:00 midnight, Eastern Time, on February 7, 2007. Accordingly, the new Expiration Date of the Offer (as described in the Offer to Amend) is February 7, 2007.
The extension of the Offer will afford eligible participants additional time in which to evaluate and respond to the Offer. As of the close of business on January 30, 2007, eligible participants had accepted the Offer with respect to eligible options to purchase up to approximately 1.8 million shares of our common stock, representing approximately 96% of the shares of common stock purchasable under eligible options outstanding as of December 15, 2006.
As noted in the notice of extension sent to you on January 24, 2007, the staff of the Securities and Exchange Commission has selected our tender offer documents for review. We have been responding to the staff’s comments, but while the staff’s review is pending we will not complete the Offer. Although at this time we are extending the Expiration Date of the Offer until February 7, 2007, it is possible that further extensions will be necessary. If we further extend the Expiration Date, we will advise you by a similar notice.
If you have already submitted a properly completed Letter of Transmittal in accordance with the terms of the Offer and do not wish to change your decision to participate in the Offer, you do not need to do anything at this time. If you wish to amend your eligible options in accordance with the terms of the Offer and have not already responded by submitting a properly completed and signed Letter of Transmittal in accordance with the terms of the Offer, we encourage you to do so as soon as possible and in any event before 12:00 midnight, Eastern Time, on February 7, 2007.
In connection with the tender offer, you previously received (1) the Offer to Amend, (2) the Letter of Transmittal and (3) a Withdrawal Form. If you did not receive these documents, please contact Susan Goida of Ernst & Young LLP at (800) 425-4425 (domestic) or (201) 872-5840 (international) to request a free copy of these documents. You should read these tender offer documents carefully because they contain important information about the tender offer. We have filed these and related tender offer documents with the SEC, and you can obtain them for free at the SEC’s web site (www.sec.gov).